 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* DRAKEMAN DONALD L. (Last) (First) (Middle) c/o Medarex, Inc. 707 State Road #206 (Street) Princeton, NJ 08540 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Medarex, Inc. "MEDX" 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 03/06/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           President and Chief Executive Officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock, $.01 par value per share								$71,730	D
Common Stock, $.01 par value per share								$73,072	I	(1)
Common Stock, $.01 par value per share								$25,000	I	(2)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Stock Options (Right to Buy)	$2.125	08/22/1994		A		100,000		8/22/95	8/21/04	Common Stock	100,000	$		D
Stock Options (Right to Buy)	$2.3125	06/06/1995		A		100,000		6/6/96	6/5/05	Common Stock	100,000	$		D
Stock Options (Right to Buy)	$3.22	04/24/1996		A		40,000		8/24/96	4/23/06	Common Stock	40,000	$		D
Stock Options (Right to Buy)	$3.43	11/01/1999		A		224,000		5/1/99	10/31/09	Common Stock	224,000	$		D
Stock Options (Right to Buy)	$45.20	10/13/2000		A		43,788		4/13/01	10/12/10	Common Stock	43,788	$		D
Stock Options (Right to Buy)	$45.20	10/13/2000		A		2,212		10/13/01	10/12/10	Common Stock	2,212	$		D
Stock Options (Right to Buy)	$27.81	01/09/2001		A		116,405		7/09/01	1/08/11	Common Stock	116,405	$		D
Stock Options (Right to Buy)	$27.81	01/09/2001		A		3,595		1/09/02	1/08/11	Common Stock	3,595	$		D
Stock Options (Right to Buy)	$12.90	09/19/2001		A		400,000		(3)	9/18/11	Common Stock	400,000	$		D
Stock Options (Right to Buy)	$6.37	07/11/2002		A		300,000		(4)	7/10/12	Common Stock	300,000	$		D
Stock Options (Right to Buy)	$2.80	03/06/2003		A		107,000		(5)	03/05/13	Common Stock	107,000	$		D
Phantom Stock Units	1 - for - 1	02/05/2003		M		521,422		(6)	(6)	Common Stock	521,422	$		D
													$2,023,600	D
													$278,000	I	(7)

Explanation of Responses:

(1) Includes 30,000 shares held by Dr. Lisa N. Drakeman, Mr. Drakeman's spouse and 43,072 shares held by Mr. Drakeman's children. Mr. Drakeman disclaims beneficial ownership of all of such shares.
(2) These shares were previously reported as directly owned by Mr. Drakeman. The shares were contributed to a Grantor Retained Annuity Trust of which Mr. Drakeman is the Trustee on December 30, 2002.
(3) Options representing 100,000 shares vest on September 19, 2002. The remaining options vest in 36 equal monthly installments beginning on October 19, 2002.
(4) Options representing 75,000 shares vest on July 11, 2003. The remaining options vest in 36 equal monthly installments beginning on August 11, 2003.
(5) Options representing 26,750 shares vest on March 6, 2004. The remaining options vest in 36 equal monthly installments beginning on April 6, 2004.
(6) The phantom stock units were acquired under the Company's Executive Deferred Compensation Plan in connection with the exercise of certain stock options which were scheduled to expire on June 15, 1999. The phantom stock units are to be settled 100% in shares of the Company's common stock in eight (8) equal quarterly installments commencing on May 6, 2003.
(7) Dr. Lisa N. Drakeman holds options covering an aggregate of 278,000 shares of Company Common Stock. Mr. Drakeman disclaims beneficial ownership of all of such securities.

By:	Date:
/s/ Donald L. Drakeman	03/10/2003
Donald L. Drakeman
** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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